SECU 09059271 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17574

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PERSHING LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE PERSHING PLAZA
(No. and Street)

JERSEY CITY (City) NJ (State) 07399 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 PARK AVE. (Address) NEW YORK (City) NY (State) 10154 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section

MAR 02 2009

Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Richard Brueckner and Dennis Wallestad, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Pershing LLC, as of and for the year ended December 31, 2008, are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer and that the financial statements and supplemental information of the Company are made available to all of the Company's members and allied members of the New York Stock Exchange, Inc.

Richard Brueckner, Chief Executive Officer

Dennis Wallestad, Chief Financial Officer

SAL RAIMI
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Feb. 25, 2011

Notary Public

This report ** contains (check all applicable boxes):

- x (a) Facing Page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income (Loss).
- x (d) Statement of Changes in Financial Condition.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- x (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital.
- x (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- x (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- x (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

PERSHING LLC

(An Indirect Wholly Owned Subsidiary of The Bank of New York Mellon Corporation)

Statement of Financial Condition

December 31, 2008

(With Independent Auditors' Report Thereon)

PERSHING LLC

(An Indirect Wholly Owned Subsidiary of The Bank of New York Mellon Corporation)

Statement of Financial Condition

December 31, 2008

Table of Contents

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditor's Report

The Board of Managers and
Member of Pershing LLC:

We have audited the accompanying statement of financial condition of Pershing LLC (the Company) as of December 31, 2008, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Pershing LLC as of December 31, 2008, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 26, 2009

PERSHING LLC
(An Indirect Wholly Owned Subsidiary of The Bank of New York Mellon Corporation)

Statement of Financial Condition

December 31, 2008

(Dollars in millions)

Assets

Cash and cash equivalents	$	1,056
Cash and securities segregated for regulatory purposes		3,909
Financial instruments owned, at fair value		1,226
Collateralized financing agreements:		
Securities purchased under agreements to resell		417
Securities borrowed		1,557
Receivables:		
Customers		5,465
Brokers, dealers and clearing organizations		1,709
Loans to affiliates		95
Intangible assets		37
Other assets		330
Total assets	$	15,801

Liabilities and Member's Equity

Liabilities:		
Drafts payable	$	462
Collateralized financing agreements:		
Securities sold under agreements to repurchase		185
Securities loaned		652
Payables:		
Customers		8,184
Brokers, dealers and clearing organizations		2,437
Bank loan payable		1,173
Payables to affiliates		312
Financial instruments sold, not yet purchased, at fair value		92
Accounts payable, accrued expenses and other		394
Total liabilities		13,891
Subordinated indebtedness		480
Member's equity:		
Member's contributions		587
Accumulated earnings		843
Total member's equity		1,430
Total liabilities and member's equity	$	15,801

See accompanying notes to the statement of financial condition.

(1) Organization and Description of Business

Pershing LLC (the Company) is a single member Deleware Limited Liability Company and a wholly owned subsidiary of Pershing Group LLC (the Parent) which is a wholly owned subsidiary of The Bank of New York Mellon Corporation (BNY Mellon).

The Company is registered as a securities broker-dealer with the Securities and Exchange Commission (SEC) authorized to engage in fully disclosed and omnibus clearing, sales and trading and brokerage services. The Company is a member of the New York Stock Exchange, Inc. (NYSE), American Stock Exchange, Inc., Financial Industry Regulatory Authority (FINRA), Chicago Board of Options Exchange, Inc. and other regional exchanges.

(2) Summary of Significant Accounting Policies

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which require the use of management's best judgment and estimates. Estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes may vary from actual results.

(a) Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase.

(b) Collateralized Financing Agreements

Securities sold under agreements to repurchase (repurchase agreements) and securities purchased under agreements to resell (resale agreements) are treated as financing arrangements and are carried at their contract amount, the amount at which they will subsequently be resold or repurchased, plus related accrued interest. Repurchase and resale agreements are typically collateralized by cash or government and government agency securities and generally have terms from overnight up to three months.

Securities borrowed and securities loaned are financing arrangements that are recorded at the amount of cash collateral advanced or received. For securities borrowed, the Company deposits cash, letters of credit or other collateral with the lender. For securities loaned, the Company receives cash collateral that typically exceeds the market value of securities loaned.

It is the Company's policy to take possession of the underlying collateral, monitor its market value relative to the amounts due under the agreements and, when necessary, require prompt transfer of additional collateral or reduction in the loan balance in order to maintain contractual margin protection. In the event of counterparty default, the financing agreement provides the Company with the right to liquidate the collateral held.

(c) Receivables and Payables – Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers and clearing organizations include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date (fails to deliver), net

receivables arising from unsettled trades and the Company's introducing brokers' margin loans. Payables to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date (fails to receive), clearing deposits from introducing brokers, commissions, net payables arising from unsettled trades and amounts payable to the Company's introducing brokers.

(d) Fair Value of Financial Instruments Owned

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*, as of January 1, 2008. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS No. 157 defines fair value as "the price that would be received to sell an asset and paid to transfer a liability in an ordinary transaction between market participants at the measurement date". Additionally, SFAS No. 157 disallows the use of block discounts on positions traded in an active market as well as nullifies certain guidance in Emerging Issues Task Force No. 02-3 regarding the recognition of inception gains on certain derivative transactions.

Under SFAS No. 157, fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including price activity for equivalent instruments and valuation pricing models. See note 3 to Financial Statements for disclosures with respect to SFAS No. 157.

(e) Fixed Assets and Intangibles

Fixed assets are recorded at cost, net of accumulated depreciation and amortization. Depreciation is recorded on a straight-line basis over the useful lives of the related assets, generally four to 15 years. Leasehold improvements are amortized on a straight-line basis over the lesser of the term of the lease or 10 years. For internal-use computer software, the Company capitalizes qualifying costs incurred during the application development stage. The resulting asset is amortized using the straight-line method over the expected life, which is generally five years. All other costs incurred in connection with an internal-use software project are expensed as incurred.

Identifiable intangible assets are amortized on a straight line basis over their estimated useful life, which is 15 years from the date of acquisition and are assessed annually for impairment indicators pursuant to the provision of SFAS No. 142, *Goodwill and other Intangible Assets* and SFAS No. 144, *Accounting for Long Lived Assets and for Long Lived Assets to be Disposed Of.*

(f) Exchange Memberships

The Company maintains memberships on various domestic exchanges. Exchange memberships owned by the Company are carried at cost and included in other assets. Assessments of the potential other than temporary impairment of carrying values are made periodically. There were no exchange membership impairments in 2008. The Company's carrying value of exchange seats is $0.2 million, with a related market value of approximately $1.8 million at December 31, 2008.

(Continued)

(g) ***Customer Transactions***

Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Customer securities transactions are recorded on a settlement date basis, which is generally three business days after trade date. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the statement of financial condition.

(h) ***Restricted Stock Units***

During the year, BNY Mellon issued restricted stock to employees, including certain Company employees. BNY Mellon accounts for its plan in accordance with Statement of Financial Accounting Standards (SFAS) No. 123(R) *Share Based Payment*, and accordingly compensation cost is measured at the grant date based on the value of the award and is recognized over the vesting period. The total liability associated with Restricted Stock Units is $0.7 million at December 31, 2008 and is included in due to affiliates on the statement of financial condition.

(i) ***Income Taxes***

For U.S. federal, state and local income tax purposes, the Company has elected to be treated as a separate taxable entity and as such will provide for income taxes in accordance with SFAS No. 109 *Accounting for Income Taxes*. Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the Company's assets and liabilities using the tax rates expected to be enacted when the asset or liability is realized. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. Deferred tax assets and liabilities are included on the statement of financial condition as a component of "other assets" and "payables to affiliates," respectively.

The Company reflects the pro-rata share of tax benefits of its ultimate Parent's tax goodwill amortization as member's contribution on the statement of changes in member's equity.

(k) ***Asset-backed Commercial Paper Investment and Bank Loan Payable***

In September 2008, the Federal Reserve announced an Asset Backed Commercial Paper ("ABCP") Money Market Mutual Fund ("MMMF") Liquidity Facility program (the "ABCP Program"). Eligible borrowers under the ABCP Program include all U.S. depository institutions, U.S. bank holding companies, U.S. branches and agencies of foreign banks and broker-dealers. Eligible borrowers may borrow funds under the ABCP Program in order to fund the purchase of eligible ABCP from an MMMF. The MMMF must be a fund that qualifies as a money market mutual fund under Rule 2a-7 of The Investment Company Act of 1940, as amended (the "'40 Act"). ABCP used for collateral in the ABCP Program must be rated no lower than A1, F1 or P1, U.S. dollar denominated and from a U.S. issuer. Borrowings under the ABCP Program are nonrecourse. The ABCP Program, which began on Sept. 19, 2008, is currently scheduled to run through January 30, 2009.

The Company purchased ABCP under the ABCP Program from MMMFs managed by the BNY Mellon. At December 31, 2008, the Company held approximately $1.1 billion of assets and

liabilities and borrowed $1.1 billion from BNY Mellon pursuant to the ABCP Program. These assets are recorded on the statement of financial condition as part of financial instruments owned, at fair value. The liabilities are recorded as part of bank loan payable.

(3) Financial Instruments

The Company adopted SFAS No. 157, as of January 1, 2008. SFAS No. 157 applies to all financial instruments that are being measured and reported on a fair value basis. This includes those items currently reported in financial instruments owned, at fair value and financial instruments sold, not yet purchased, at fair value on the statement of financial condition.

As defined in SFAS No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market and income approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial instrument assets and liabilities carried at fair value have been classified and disclosed in one of the following three categories:

Level 1 Quoted market prices in active markets for identical assets or liabilities.

Level 2 Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3 Unobservable inputs that are not corroborated by market data.

Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as listed equities.

Level 2 includes those financial instruments that are valued using models or other valuation methodologies calibrated to observable market inputs. These models are primarily industry-standard models that consider various assumptions, including discount margins, credit spreads, discounted anticipated cash flows, the terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, time value, yield curve, default rates, as well as other measurements. In order to be classified as Level 2, substantially all of these assumptions would need to be observable in the marketplace, can be derived from observable data or supported by observable levels at which transactions are executed in the marketplace. Financial instruments in this category include asset-backed commercial paper, corporate debt, mortgage-backed securities, and U.S. Government and agency securities.

Level 3 is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are unobservable from objective sources. The Company did not have any assets or liabilities classified as Level 3 at December 31, 2008.

In determining the appropriate levels, the Company performed a detailed analysis of the assets and liabilities that are subject to SFAS No. 157. The following tables present the financial instruments carried at fair value as of December 31, 2008 (dollars in millions):

Assets at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	500	—	—	500
Financial instruments owned:				
Equities	$ 60	—	—	60
Corporate and other debt	—	61	—	61
U.S government debt	—	9	—	9
Municipal debt	—	23	—	23
Asset-backed commercial paper	—	1,073	—	1,073
Total financial instruments at fair value	$ 60	1,166	—	1,226
Total assets at fair value	560	1,166	—	1,726

Liabilities at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total
Financial instruments sold, not yet purchased:				
Equities	$ 4	—	—	4
Corporate and other debt	—	69	—	69
U.S. government debt	—	18	—	18
Total financial instruments sold, not yet purchased	$ 4	87	—	91

(4) **Subordinated Indebtedness**

At December 31, 2008, the Company had a subordinated debt agreement with the Parent and another with BNY Mellon which bear interest at a rate of LIBOR plus 120 basis points (3.11% at December 31, 2008) and which qualify as regulatory net capital in accordance with SEC Rule 15c3-1. Indebtedness of $480 million with the Parent qualifies as equity in the debt to debt plus equity ratio and matures on March 31, 2013. In accordance with SEC regulations, subordinated indebtedness may not be repaid if net capital is less then 5% of aggregate debit items, as defined, or if other net capital rule requirements are not met.

(5) **Bank Loan Payable and Lines of Credit**

The Company purchased ABCP under the ABCP Program from MMMFs managed by the BNY Mellon. At December 31, 2008, the Company borrowed $1.1 billion from BNY Mellon pursuant to the ABCP Program is recorded as part of bank loan payable in the accompanying statement of financial condition.

On December 9, 2008, the Company entered into a $100 million loan agreement with a nonaffiliated bank, which is included in bank loan payable on the statement of financial condition as of December 31, 2008. The loan bears an interest rate of 2.0% and matures on January 8, 2009. This loan was not extended beyond its maturity date.

The Company has a $1 billion unsecured line of credit agreement with the Parent, principally to finance purchases of securities by customers on margin. At December 31, 2008, there were no borrowings against the line of credit included in payables to affiliates on the statement of financial condition. Interest on such borrowings is at a rate of 0.39% at December 31, 2008.

(6) **Receivables from and Payables to Brokers, Dealers and Clearing Organizations**

At December 31, 2008, amounts receivable from and payable to brokers, dealers and clearing organizations include (dollars in millions):

Receivables:		
Securities failed to deliver	$	270
Clearing organizations		128
Broker and dealers		1,311
Total receivables	$	1,709
Payables:		
Securities failed to receive	$	1,289
Broker and dealers		1,148
Total payables	$	2,437

(7) **Related Party Transactions**

Included in loans to affiliates on the statement of financial condition at December 31, 2008, is approximately $11.9 million of receivables from affiliates related to operating expenses. Included in

(Continued)

payables to affiliates on the statement of financial condition at December 31, 2008, is approximately $89.2 million of payables to affiliates related primarily to the payable to BNY Mellon for taxes, technology charges allocated by an affiliate and lease payments due to an affiliate for fixed assets.

On June 9, 2006, the Company entered into a lending agreement with an affiliate of BNY Mellon. The Company agreed to lend the affiliate $50 million which is included in loans to affiliates on the statement of financial condition and bears an interest rate of 5.35% at December 31, 2008 and matures on June 9, 2011.

On September 30, 2008, the Company entered into a lending agreement with the Parent. The Company agreed to lend the Parent $200 million and was repaid on December 15, 2008.

The Company provides clearing services to various wholly owned broker-dealers of the Parent and indirect wholly owned subsidiaries of BNY Mellon. Cash balances due to these affiliates were approximately $200.3 million at December 31, 2008, which are included in payables to affiliates on the statement of financial condition.

The Company received certain administrative support services from BNY Mellon primarily relating to financial system support, printing, payroll and bank fee services.

(8) Fixed Assets

Fixed assets are included in other assets on the statement of financial condition and consisted of the following:

Capitalized software	$	73
Leasehold improvements		13
Computer equipment		8
Computer software		6
Other		8
Total		108
Less accumulated depreciation		(60)
Total	$	48

(9) Regulatory Requirements

As a registered broker-dealer the Company is subject to the Uniform Net Capital Rule under Rule 15c3-1 of the Securities Exchange Act of 1934. The Company has elected to use the alternative method of computing regulatory net capital requirements provided for in Rule 15c3-1. Under the alternative method permitted by this Rule, the required net capital may not be less than two percent of aggregate debit items arising from customer transactions or $1.5 million, whichever is greater. At December 31, 2008, the Company's regulatory net capital of approximately $1.4 billion was 21.1% of aggregate debit items and in excess of the minimum requirement by approximately $1.3 billion. The Company's debt to debt plus equity ratio was 0%.

(Continued)

Advances to affiliates, repayment of borrowings, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the Rule 15c3-1 and other regulatory bodies.

Pursuant to Rule 15c3-3 of the SEC, the Company may be required to deposit in a Special Reserve Bank Account, cash or acceptable equivalents for the exclusive benefit of customers. At December 31, 2008, the Company had approximately $3.8 billion of cash and securities on deposit in such accounts.

As a clearing broker, the Company has agreed to compute a reserve requirement for the proprietary accounts of introducing broker dealers (the PAIB Reserve Formula). The PAIB calculation is completed in order for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets on deposit at the Company as allowable assets in the correspondents' net capital calculation. The Company had $99 million of cash and securities on deposit in such accounts.

(10) Lease Commitments

The Company has noncancelable leases for office space and equipment that expire on various dates through 2021. At December 31, 2008, minimum future rentals on noncancelable operating leases are as follows (dollars in millions): 2009, $20; 2010, $21; 2011, $20; 2012, $20; 2013 $20 and $140 for the years thereafter.

(11) Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, net deferred tax liabilities at December 31, 2008, of approximately $6.6 million are included in accounts payable, accrued expenses, and other on the statement of financial condition. Deferred tax liabilities relate principally to intangibles and, state taxes. Deferred tax assets relate principally to depreciation and reserves.

(12) Pledged Assets and Guarantees

At December 31, 2008, the market value of securities that the Company has pledged to counterparties and clearing organizations was $3.0 billion, which is related to collateralized financing and custody agreements. At December 31, 2008, the market value of securities received as collateral from counterparties was $2.0 billion. The Company routinely re-pledges, lends or resells these securities to third parties. At December 31, 2008, the market value of collateral re-pledged or lent was $545 million.

Obligations under Guarantees

The Company has adopted the disclosure and recognition requirements for guarantees in accordance with FASB Interpretation Number 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, whereby the Company will recognize a liability at the inception of a guarantee for obligations it has undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that certain events or conditions occur. These recognition requirements pertain to any new guarantees issued subsequent to December 31, 2002 or existing guarantees that were modified after December 31, 2002.

The Company provides guarantees to securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable or limited and could exceed the cash and securities it has posted as collateral. However, management believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these arrangements.

In connection with its securities clearing business, the Company performs securities execution, clearance and settlement services on behalf of other broker-dealer clients. Management believes the potential for the Company to be required to make unreimbursed payments relating to such services is remote due to the contractual capital requirements associated with clients' activity and the regular review of clients' capital. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

(13) Financial Instruments and Related Risks

Customer Activities

Certain market and credit risks are inherent in the Company's business, primarily in facilitating customers' trading and financing transactions in financial instruments. In the normal course of business, the Company's customer activities include execution, settlement, and financing of various customer securities, which may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to customers, which is collateralized by cash and/or securities in the customer's account. In connection with these activities, the Company executes and clears customer transactions involving securities sold but not yet purchased and option contracts. The Company seeks to control risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory, exchange and internal guidelines. The Company monitors required margin levels daily; pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions, when necessary. Such transactions may expose the Company to significant off-balance sheet risk in the event the margin is not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell the collateral at prevailing market prices in order to fulfill the customer's obligations.

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral in support of various secured financing sources, such as securities loaned. Additionally, the Company pledges customer securities as collateral to satisfy margin deposits of the Options Clearing Corporation. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligation. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposures.

(Continued)

Credit Risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign corporations, governments, and institutional and individual investors. A substantial portion of the Company's transactions is executed with and on behalf of institutional investors including other broker-dealers, banks, U.S. government agencies, mutual funds, hedge funds and other financial institutions. The majority of the stock borrow/stock loan business is conducted with a single counterparty on a collateralized basis.

Credit risk is the potential for loss resulting from the default by a counterparty of its obligations. Exposure to credit risk is generated by securities and currency settlements, contracting derivative and forward transactions with customers and dealers, and the holding in inventory of bonds and/or loans. The Company uses various means to manage its credit risk. The creditworthiness of all counterparties is analyzed at the outset of a credit relationship with the Company. These counterparties are subsequently reviewed on a periodic basis. The Company sets a maximum exposure limit for each counterparty, as well as for groups or classes of counterparties. Furthermore, the Company enters into master netting agreements when feasible and demands collateral from certain counterparties or for certain types of credit transactions.

Market Risk

Market risk is the potential loss the Company may incur as a result of changes in the market or fair value of a particular financial instrument. All financial instruments are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including size, duration, composition and diversification of positions held, the absolute and relative level of interest rates and foreign currency exchange rates, as well as market volatility and liquidity. The Company manages market risk by setting and monitoring adherence to risk limits.

Financial instruments sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of financial instruments sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

Financial Instruments With Off-Balance-Sheet Risk

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include forward foreign exchange contracts that are used to meet the needs of customers. Generally, forward foreign exchange contracts represent future commitments to purchase or sell foreign currency at specific terms at specified future dates. The Company mitigates the risk of these transactions by entering into offsetting transactions with an affiliate.

(14) Legal Proceedings

The Company is involved in legal proceedings concerning matters arising in connection with the conduct of the Company's business. While vigorously contesting these cases, the Company as of December 31, 2008 has reserved $8.1 million for actions arising out of the sale by German introducing firms of U.S. listed options. The amount is included in accounts payable, accrued expenses, other in the

accompanying statement of financial condition. The Company believes that as to all other matters, based on currently available information and the advice of counsel, that the results of all other such proceedings in the aggregate, will not have a material adverse effect on the Company's financial statements. The Company intends to defend itself vigorously against all of the claims asserted in these matters.

(15) Employee Benefit Plans

BNY Mellon sponsors a 401(k) plan (the Plan) for its active employees. The Plan offers the Company's employees the opportunity to plan, save and invest for their future financial needs. All employees are eligible to participate and make before and after tax contributions of up to 20% of their eligible compensation. The Company makes periodic contributions to the Plan based on the discretion of Management.

(Continued)

SUPPLEMENTARY REPORT

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Report on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Managers and
Member of Pershing LLC:

In planning and performing our audit of the statement of financial condition of Pershing LLC (the Company), as of December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2009